Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the ability of Trident to satisfy the conditions set forth in the agreement and complete the transaction contemplated thereby. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: failure to achieve the economies of scale, revenue growth, operating synergies and efficiencies of the acquisition; the result of any regulatory review of the proposed transaction; approval of the acquisition by the stockholders of Trident and satisfaction of various other conditions to the closing of the acquisition; and the risks that are described from time to time in the Company’s reports filed with the Securities and Exchange Commission, or SEC, including Trident’s annual report on Form 10-K for fiscal the year ended June 30, 2009.
Important Additional Information
In connection with the proposed acquisition of the television systems and set top box business lines by Trident from NXP, B.V., Trident plans to file with the SEC a Proxy Statement. The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed with the SEC on September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders. Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a memorandum sent to employees of the Company by Sylvia Summers Couder in connection with the announcement of the proposed transaction with NXP:
Dear Trident Employees:
This is a very exciting time to be working for Trident. As you may recall, I joined you two years ago with the commitment that we would become a $1 billion company within four years and that we would enter into adjacent markets. As CEO, I have been focused on making that goal happen. The acquisition of Micronas’ consumer business lines enabled us to regain our position in the DTV market and to make major progress with our targeted Tier 1 OEM design wins. Today, we took another major step with the signing of a definitive agreement to combine NXP’s digital TV and set-top box lines into Trident. This is a very strategic move for our two companies as it creates an industry leader in the digital home market and strongly positions the new Trident with an industry-leading IP portfolio, cost-efficient Asia operations and start-up culture that have been our hallmark for many years. To be clear: with this acquisition, Trident expects to be a leader in the global TV market and among the top 3 in the STB business at the end of this fiscal year.
Upon closing, Trident will have an extensive portfolio of consumer IP applicable to a range of markets, with over 2,000 patents and patent applications including motion estimation/motion compensation and conditional access, as well as an advanced 45nm SoC platform. The merged product portfolio will enable us to offer a broad range of semiconductor solutions to the digital home market, which we estimate will reach $5 billion by 2010.
I have always said that the ability to leverage IP across multiple segments for economies of scale is important, due to the R&D investments necessary to deliver leading-edge innovation. Through this transaction, Trident will assemble the product portfolio, IP and operational infrastructure required to effectively serve not only the large, high-growth digital TV market but now also the set-top box market.
In terms of how this transaction will impact Trident employees, you will find that there will be very few changes working for Trident after we close, which is expected to be in Q1 2010. Trident will continue to be headquartered in Santa Clara, I will remain your CEO, and Shanghai’s mission will be to become the SOC/SW center for DTV and the SOC center for STB.
We will also maintain our strategy to have centers of excellence where the expertise lies globally. Thus, we intend to establish a core set of technology centers in Europe and North America, while leveraging the strong engineering presence both NXP and Trident have established in Asia, where 65% of our combined employee population resides today.
On the management side, Christos Lagomichos, the EVP of NXP’s Home business unit, will become President of Trident, reporting directly to me. Christos will be a strong asset to our executive team as he was instrumental in building the STB business for ST Microelectronics where he worked for 22 years before joining NXP 2 years ago. Over the next few weeks, Christos and I will clarify what our respective roles will be. Other executives reporting to me include Pete Mangan, senior vice president and chief financial officer and David Teichmann, senior vice president, general counsel and corporate secretary. Saeid Moshkelani will become the WW SVP of engineering and his responsibilities will extend to all the NXP engineering coming into Trident.

We will be hosting all-employee webcasts to share the details of this announcement with you. All employees are invited to a webcast on Monday at 9 am PST. Because many of our Asia employees will be on holiday, we will also host an all-hands meeting with dial-in capability from Shanghai on Wednesday October 14th. The dial-in details of today’s call are listed below. The dial-in information for the Shanghai meeting will be distributed separately.
In summary, combining the NXP digital TV and set-top box businesses with ours will make us even stronger in the DTV business and positions us strongly in the STB business as well. Through these strategic moves, the future is bright at Trident and I look forward to sharing in our success with each and every one of you.
Thank you for all of your hard work!
Best regards,
Sylvia
Important Additional Information Will be Filed with the SEC
This communication is being made in respect of the proposed acquisition involving Trident and NXP. In connection with the proposed transaction, Trident plans to file with the Securities and Exchange Commission (the “SEC”) a Proxy Statement as well as other documents regarding the proposed transactions. The definitive Proxy Statement will be mailed to stockholders of Trident. INVESTORS AND SECURITY HOLDERS OF TRIDENT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.
Investors and security holders will be able to obtain free copies of the Proxy Statement (when available) and other documents filed with the SEC by Trident through the website maintained by the SEC at http://www.sec.gov. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Trident’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed with the SEC on September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 17, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available.